Mail Stop 4561

April 25, 2008

Richard S. DeRose
Chief Financial Officer
Information Analysis Incorporated
11240 Waples Mill Road, Suite 201
Fairfax, VA 22030

> **Re:** **Information Analysis Incorporated**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-22405**

Dear Mr. DeRose:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Notes to Financial Statements, page 21

Note 1. Summary of Significant Accounting Policies, page 21

Revenue Recognition, page 21

1.   Explain the nature of any multiple element arrangements including the accounting treatment for each deliverable of these arrangements. In this regard, we note your "fixed price contracts" may require the delivery of a specific product with related customer acceptance provisions and that "a portion of [your] fixed price contracts may involve the design and development of complex client systems." It is unclear from your disclosure whether you apply contract accounting (i.e. SOP 81-1) to all or only a portion of your "fixed price contracts" as the last sentence on page 21 indicates that revenues associated with the customized software product is recognized under SOP 97-2. Your response should provide a clear understanding of your various arrangements and the accounting guidance relied upon for each.

Note 8. Major Customers and Major Suppliers, page 30

2.   We note that you generated 28% of your total revenue from third party software and maintenance contracts under agreements with two major suppliers. Explain whether the revenue generated through these third party software and maintenance contracts is recorded on a gross or net basis and provide justification for your accounting policy in accordance with the guidance in EITF 99-19. Further, tell us what consideration you gave to disclosing the revenue recognition policy for this significant revenue stream within your filing.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3488 if you have any questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief